UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Sotherly Hotels Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
83600C103
(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83600C103			Page 2 of 10
1	Names of Reporting Persons Rollins Capital Partners, LP
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization		Delaware
Number of Shared Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	1,395,000
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	1,395,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person		1,395,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11	Percent of Class Represented by Amount in Row (9)		7.1%
12	Type of Reporting Person		PN

(1)	Based upon 19,696,805 shares of Common Stock of the Issuer outstanding as of November 10, 2023, as disclosed in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 13, 2023.

CUSIP No. 83600C103		Page 3 of 10
1		Names of Reporting Persons Rollins Capital LLC
2		Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [X]
3		SEC Use Only
4		Citizenship or Place of Organization	Delaware
Number of Shared Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	1,395,000
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	1,395,000
9		Aggregate Amount Beneficially Owned by Each Reporting Person	1,395,000
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11		Percent of Class Represented by Amount in Row (9)	7.1%
12		Type of Reporting Person	OO

(1)	Based upon 19,696,805 shares of Common Stock of the Issuer outstanding as of November 10, 2023, as disclosed in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 13, 2023.

CUSIP No. 83600C103		Page 4 of 10
1		Names of Reporting Persons Rollins Capital Management LLC
2		Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [X]
3		SEC Use Only
4		Citizenship or Place of Organization	Delaware
Number of Shared Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	1,395,000
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	1,395,000
9		Aggregate Amount Beneficially Owned by Each Reporting Person	1,395,000
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11		Percent of Class Represented by Amount in Row (9)	7.1%
12		Type of Reporting Person	OO

(1)	Based upon 19,696,805 shares of Common Stock of the Issuer outstanding as of November 10, 2023, as disclosed in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 13, 2023.

CUSIP No. 83600C103		Page 5 of 10
1		Names of Reporting Persons John A. Wright
2		Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [X]
3		SEC Use Only
4		Citizenship or Place of Organization	United States
Number of Shared Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	1,395,000
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	1,395,000
9		Aggregate Amount Beneficially Owned by Each Reporting Person	1,395,000
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11		Percent of Class Represented by Amount in Row (9)	7.1%
12		Type of Reporting Person	IN

(1)	Based upon 19,696,805 shares of Common Stock of the Issuer outstanding as of November 10, 2023, as disclosed in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 13, 2023.

CUSIP No. 83600C103	Page 6 of 10

Item 1(a)	Name of Issuer:

Sotherly Hotels Inc. (the "Issuer")

Item 1(b)	Address of Issuer's Principal Executive Offices:

306 South Henry Street, Suite 100, Williamsburg, Virginia 23185

Item 2(a)	Name of Person Filing:

This statement is jointly filed by and on behalf of Rollins Capital Partners, LP ("RCP"), Rollins Capital LLC ("RC"), Rollins Capital Management LLC ("RCM") and John A. Wright ("Mr. Wright" and, together with RCP, RC and RCM, collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated December 29, 2023, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 600 Congress Street, 14th Floor, Austin, Texas 78701.

Item 2(c)	Citizenship:

RCP is organized as a limited partnership under the laws of the State of Delaware. RC is organized as a limited liability company under the laws of the State of Delaware. RCM is organized as a limited liability company under the laws of the State of Delaware. Mr. Wright is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the "Common Stock")

Item 2(e)	CUSIP Number:

83600C103

CUSIP No. 83600C103	Page 7 of 10

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 83600C103	Page 8 of 10

Item 4.	Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

RCP is the direct beneficial owner of the shares of Common Stock covered by this statement. RCM is the investment manager of RCP and may be deemed to have indirect beneficial ownership of securities owned by RCP. RC is the general partner of RCP and may be deemed to have indirect beneficial ownership of securities owned by RCP. Mr. Wright is the sole managing member of each of RC and RCM and may be deemed to have indirect beneficial ownership of securities owned by RC and RCM. The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

[Signature Page Follows]

CUSIP No. 83600C103	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

ROLLINS CAPITAL PARTNERS, LP

By:	Rollins Capital LLC
Its:	General Partner

By:	/s/ John A. Wright
Name:	John A. Wright
Title:	Sole Managing Member

ROLLINS CAPITAL LLC

By:	/s/ John A. Wright
Name:	John A. Wright
Title:	Sole Managing Member

ROLLINS CAPITAL MANAGEMENT LLC

By:	/s/ John A. Wright
Name:	John A. Wright
Title:	Sole Managing Member

JOHN A. WRIGHT

/s/ John A. Wright

CUSIP No. 83600C103	Page 10 of 10

Exhibit 99.1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2024

ROLLINS CAPITAL PARTNERS, LP

By:	Rollins Capital LLC
Its:	General Partner

By:	/s/ John A. Wright
Name:	John A. Wright
Title:	Sole Managing Member

ROLLINS CAPITAL LLC

By:	/s/ John A. Wright
Name:	John A. Wright
Title:	Sole Managing Member

ROLLINS CAPITAL MANAGEMENT LLC

By:	/s/ John A. Wright
Name:	John A. Wright
Title:	Sole Managing Member

JOHN A. WRIGHT

/s/ John A. Wright